                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 15)*


                                    WESTCORP
_______________________________________________________________________________

                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
_______________________________________________________________________________
                         (Title of Class of Securities)


                                   957907108
_______________________________________________________________________________
                                 (CUSIP Number)

                                 ERNEST S. RADY
                      Chairman and Chief Executive Officer
                                   23 Pasteur
                            Irvine, California 92618
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 4, 2002
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957907108                   13D                  Page 2 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ERNEST S. RADY AND ERNEST S. RADY TRUST

                        Social Security No. ###-##-####
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO + IN
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 3 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               EVELYN SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST

                        Social Security No. ###-##-####
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO + IN
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 4 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            AVRETT ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 5 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SILPIT INDUSTRIES CO., LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 6 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             MEMRAD HOLDINGS, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 7 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             AMERICAN ASSETS, INC.

                           I.R.S. ID NO. 95-249-3347
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 8 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CANPAC ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 9 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        WESTERN INSURANCE HOLDINGS, INC.

                            I.R.S. ID NO. 95-2890041
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 10 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         INSURANCE COMPANY OF THE WEST

                           I.R.S. ID NO. 95-2769232
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 11 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           EXPLORER INSURANCE COMPANY

                            I.R.S. ID NO. 94-2784519
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                    ARIZONA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 12 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   DHM Trust

                            I.R.S. ID NO. 33-6003176
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 68.63% (based on 39,097,791 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.

Common Stock, $1.00 par value

WESTCORP
23 Pasteur Road
Irvine, CA 92618

Item 2.         Identity and Background.

ERNEST S. RADY AND ERNEST S. RADY TRUST

(a)     Ernest S. Rady and Ernest S. Rady, Trustee
        Mr. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None.
(f)     Citizenship:    CANADA

EVELYN SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST

(a)     Evelyn Shirley Rady and Ernest S. Rady, Trustee
        Mrs. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real, Suite 200
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None
(f)     Citizenship:    CANADA





                              Page 13 of 27 Pages

AVRETT ENTERPRISES, LTD.

(a)     Avrett Enterprises, Ltd.
(b)     The principal business address is:
        Avrett Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

SILPIT INDUSTRIES CO., LTD.

(a)     Silpit Industries Co., Ltd.
(b)     The principal business address is:
        Silpit Industries Co., Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

MEMRAD HOLDINGS, LTD.

(a)     Memrad Holdings, Ltd.
(b)     The principal business address is:
        Memrad Holdings, Ltd.
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

AMERICAN ASSETS, INC.

(a)     American Assets, Inc.
(b)     The principal business address is:
        American Assets, Inc.
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.




                              Page 14 of 27 Pages

CANPAC ENTERPRISES, LTD.

(a)     Canpac Enterprises, Ltd.
(b)     The principal business address is:
        Canpac Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

WESTERN INSURANCE HOLDINGS, INC.

(a)     Western Insurance Holdings, Inc.
(b)     The principal business address is:
        Western Insurance Holdings, Inc.
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

INSURANCE COMPANY OF THE WEST

(a)     Insurance Company of the West
(b)     The principal business address is:
        Insurance Company of the West
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

EXPLORER INSURANCE COMPANY

(a)     Explorer Insurance Company
(b)     The principal business address is:
        Explorer Insurance Company
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Arizona corporation.

DHM TRUST

(a)     DHM Trust, Ernest S. Rady, Trustee
        Mr. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in the Schedule 13D.
(d)     Current conviction during last five years:  None
(e)     Securities laws proceedings:  None
(f)     Citizenship:  Canada

        Identification of Members of the Group

Ernest Rady

(a)     Ernest Rady

The Ernest S. Rady Trust

(a)     Ernest S. Rady, Trustee





                              Page 15 of 27 Pages

The Evelyn Shirley Rady Trust

(a)     Ernest S. Rady, Trustee

Avrett Enterprises, Ltd.

(a)     Avrett Enterprises, Ltd.

        Names and Addresses of Officers
        and Directors as of March 4, 2002              Title
        ---------------------------------              -----

        Sylvia Silverberg                       President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Evelyn Rady                             Vice President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Ernest S. Rady                          Vice President
        8144 Prestwick Drive
        La Jolla, CA 92037

        Nora Kaufman                            Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

Silpit Industries Co., Ltd.

        Names and Addresses of Officers
        and Directors as of March 4, 2002              Title
        ---------------------------------              -----

(a)     Silpit Industries Co., Ltd.
        David S. Kaufman                        President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Nora Kaufman                            Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7




                              Page 16 of 27 Pages

        Evelyn Rady                                  Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Sylvia Silverberg                            Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Allan Kaufman                                Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7


Memrad Holdings, Ltd.

        Names and Addresses of Officers
        and Directors as of March 4, 2002                     Title
        ---------------------------------                     -----
(a)     Memrad Holdings, Ltd.

        Ernest S. Rady                               President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Marjorie Blankstein                          Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Morley Blankstein                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Mindel Olenick                               Assistant Secretary,
        903-213 Notre Dame Avenue                    Director
        Winnipeg, Manitoba
        Canada R3B 1N3


        Thomas Z. Olenick                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3






                              Page 17 of 27 Pages

        Brian Hirsch                                 Secretary
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

American Assets, Inc.

(a)     American Assets, Inc., a California corporation

        Names and Addresses of Officers
        and Directors as of March 4, 2002                       Title
        ---------------------------------                       -----
        Ernest S. Rady                               Chairman of the Board, President
        11455 El Camino Real
        San Diego, CA 92130

        Harry M. Rady                                Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bernard M. Feldman                           Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        John J. Chamberlain                          Chief Executive Officer, Senior
        11455 El Camino Real                         Executive Vice President
        San Diego, CA 92130-2045

        Allen Garrett                                Executive Vice President, Chief
        11455 El Camino Real                         Operating Officer
        San Diego, CA 92130-2045

        James R. Cronemeyer                          Executive Vice President,
        11455 El Camino Real                         Residential Properties
        San Diego, CA 92130-2045

        James Roherty                                Vice President - Construction
        11455 El Camino Real
        San Diego, CA 92130-2045

        Robert F. Barton                             Vice President, Chief Financial
        11455 El Camino Real                         Officer & Secretary
        San Diego, CA 92130-2045






                              Page 18 of 27 Pages

Canpac Enterprises, Ltd.

(a)     Canpac Enterprises, Ltd.


    Names and Addresses of Officers
    and Directors as of March 4, 2002                   Title
    ---------------------------------                   -----
        Ernest S. Rady                          President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Brian Hirsch                            Secretary, Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        David S. Kaufman                        Director
        11455 El Camino Real #200
        San Diego, CA 92130-2045

Western Insurance Holdings, Inc.


    Names and Addresses of Officers
    and Directors as of March 4, 2002                   Title
    ---------------------------------                   -----
(a)     Western Insurance Holdings, Inc.

        Ernest S. Rady                          Chairman of the Board, President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bernard M. Feldman                      Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer,
        11455 El Camino Real                    Director
        San Diego, CA 92130-2045

        James W. Austin III                     Secretary
        11455 El Camino Real
        San Diego, CA 92130-2045

        Mary E. Cannon                          Assistant Secretary
        11455 El Camino Real
        San Diego, CA 92130-2045





                              Page 19 of 27 Pages

Insurance Company of the West

(a)     Insurance Company of the West


    Names and Addresses of Officers
    and Directors as of March 4, 2002                   Title
    ---------------------------------                   -----
        Ernest S. Rady                          Chairman of the Board,
        11455 El Camino Real                    President, Director
        San Diego, CA 92130-2045

        Bernard M. Feldman                      Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Richard S. King                         Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Arne D. Wagner                          Director
        11455 El Camino Real #200
        San Diego, CA 92130-2045

        Bruce N. Moore                          Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        James B. Rathbun                        Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Charles E. Scribner                     Director
        11455 El Camino Real #200
        San Diego, CA 92130-2045

        Fredericka Taubitz                      Director
        11455 El Camino Real #200
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer
        11455 El Camino Real
        San Diego, CA 92130-2045

        John L. Hannum                          Executive Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Kevin M. Prior                          Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045



                              Page 20 of 27 Pages

        James A. Currie                 Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Rory Read                       Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James W. Austin III             Senior Vice President, Secretary and
        11455 El Camino Real            General Counsel
        San Diego, CA 92130-2045

        Gene P. Irizarry                Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Leslie M. Obayashi              Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Dennis E. Osgood                Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045


                              Page 21 of 27 Pages

Explorer Insurance Company

(a)     Explorer Insurance Company

        Names and Addresses of Officers
        and Directors as of March 4, 2002                       Title
        ---------------------------------                       -----
        Ernest S. Rady                               Chairman of the Board, President, Director
        11455 Camino Real
        San Diego, CA 92130-2045

        Bernard M. Feldman                           Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Frederick Bernard Tisovic                    Executive Vice President, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        James W. Austin III                          Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Michael Freet                             Senior Vice President, Treasurer, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        John L. Hannum                               Executive Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045





                              Page 22 of 27 Pages


        DHM Trust
        (a) Ernest S. Rady              Trustee


DHM TRUST

(a)     DHM Trust

        Names and Addresses of Officers
        and Directors as of March 4, 2002                       Title
        ---------------------------------                       -----
        Ernest S. Rady                               Trustee
        8144 Prestwick Drive
        La Jolla, CA 92037


Item 3.        Source and Amount of Funds and Other Consideration.

        The consideration paid for the securities purchased was cash from working capital.

Item 4.         Purpose of Transaction.

        Investment.

Item 5.         Interest in Securities of the Issuer.

        This filing is for the cumulative share holdings of an affiliated group as of the close of business on March 4, 2002. The various entities named in this
Schedule 13D directly or indirectly collectively owned, as of such date, 26,836,458 outstanding shares of Common Stock of the Issuer, representing 68.63% of the outstanding shares of Common Stock of the Issuer. At this date, there are 92,492 options exercisable by members of the affiliated group within 60 days. Exhibit A attached hereto and incorporated by this reference herein depicts the relationship among the various affiliated companies in the "Rady" group. There is no formal agreement to vote or dispose of the shares of the issuer in a particular manner. The dispositive and voting power of each of the trusts and companies shown on Exhibit A is made independent of each other, except to the extent that Mr. and Mrs. Rady may be shareholders, officers and/or directors of the various companies and in that respect are able to control the disposition and voting of the shares of the Issuer owned by each such company.



                              Page 23 of 27 Pages

        The following securities transactions occurred in the sixty (60) day period preceding March 4, 2002:

       Date          No. Shares             Purchaser                 Price
-----------------    ----------       ---------------------         --------
February 20, 2002        2,000         Ernest S. Rady Trust          $17.11
February 28, 2002       29,818         Ernest S. Rady Trust          $16.55
February 28, 2002        9,282         DHM Trust                     $16.55
March 1, 2002            2,900         DHM Trust                     $16.60
March 12, 2002          17,200         DHM Trust                     $20.15
March 14, 2002           4,000         DHM Trust                     $20.50
March 4, 2002          596,360         American Assets, Inc.         $15.75
March 4, 2002        1,584,135         Ernest S. Rady Trust          $15.75
March 4, 2002           23,396         Evelyn S. Rady Trust          $15.75
March 4, 2002          148,733         DHM Trust                     $15.75

All shares purchased on March 4, 2002 were acquired upon exercise of subscription rights distributed to all shareholders of Westcorp on a pro rata basis pursuant to Issuer's registered rights offering as detailed in its prospectus dated February 12, 2002. Due to allocations which had to be made by the transfer and subscription agent as a result of offers to purchase more shares than were available in the offering, the members of the Rady Group were not aware of the actual number of shares that they were permitted to purchase until significantly after the March 4, 2002 effective date of acquisition. Additional shares may be allocated to Mr. Rady from those shares acquired by the Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan") on March 4, 2002 as a result of the Plan's exercise of subscription rights held by the Plan. As of the date of this Amendment, the amount of shares, if any, allocated to Mr. Rady are not known.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        SEE DISCUSSION UNDER ITEM 5 ABOVE

        Additionally, pursuant to the provisions of the Ernest S. Rady Trust, the Evelyn S. Rady Trust and the DHM Trust, Ernest S. Rady, as trustee, has the power to sell, buy, retain, invest and reinvest the trusts' assets, which include the shares of the Issuer's Common Stock.

Item 7.         Material to be Filed as Exhibits.

                Exhibit "A", Holding Company Structure, Westcorp, March 2002.




                              Page 24 of 27 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Ernest Rady


        Dated: April 22, 2002           /s/ ERNEST RADY
                                        --------------------------------------
                                        Ernest Rady


                                        Ernest S. Rady Trust


        Dated: April 22, 2002            /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        Evelyn Shirley Rady Trust


        Dated: April 22, 2002           /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        American Assets, Inc.


        Dated: April 22, 2002           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                                        Avrett Enterprises, Ltd.


        Dated: April 22, 2002           By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                            Ernest S. Rady, Vice President



                                        Canpac Enterprises, Ltd.


        Dated: April 22, 2002           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, President



                                        Insurance Company of the West


        Dated: April 22, 2002           By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                              Page 25 of 27 Pages

                                        Memrad Holdings, Ltd.


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, President



                                        Silpit Industries Co., Ltd.


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        Western Insurance Holdings, Inc.


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        Explorer Insurance Inc.


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        DHM Trust


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Trustee


                                        Ernest S. Rady


        Dated: April 22, 2002            By:  /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady


                                        Evelyn Shirley Rady


        Dated: April 22, 2002            By:  /s/ EVELYN SHIRLEY RADY
                                            -----------------------------------
                                                Evelyn Shirley Rady







                              Page 26 of 27 Pages

                                   EXHIBIT A
               ORGANIZATIONAL CHART OF RADY ENTITIES BENEFICIALLY
                 HOLDING SHARES IN WESTCORP AS OF MARCH 4, 2002


           -----------------                        -----------------
-----------ERNEST RADY TRUST-----------      /------EVELYN RADY TRUST-------
/       ---                 ----      /      /                        ------/-----------
/       /  -----------------   /      /      /       -----------------      /          /
/       /        /             /      /      /             /                /          /
/       /        /  47.00%     / 7.66%/      /             /  50%           /          /
/       /        /             /      /      /             /                /          /
/       / ---------------------/      /      /    ------------------------  /          /
/       / MEMRAD HOLDINGS, LTD./      /      /    AVRETT ENTERPRISES, LTD.------       /
/       / ---------------------/      /      /    ------------------------  /  /       /
/       /        /             /      /      /25.9%        /                /  /       /
/       /        /        62.46%      /      /             /                /  /       /
/       /        /             /      /      /             /  35.9%         /  /       /
/       /        /             /      /      /             /                /  /       /
/       /        /             /      /      /   --------------------------2.17%       /
/       10.58%   /             /      /      /---SILPIT INDUSTRIES CO. LTD.--  /       /
/       /        /             /      /          --------------------------    /       /
/       /        /            /      /                    /  25.36%            /       /
/       /        /             /      /            ------------------------    /       /
/       /        /56.61%       -------/------------CANPAC ENTERPRISES, LTD.----        /
/       /        /                    /            ------------------------            /
/10.57% /        /                    /                      /                         /
/       /        /                    -----------------------/------                   /
/       /        /      ---------------------                /     /                   /
/       /        -------AMERICAN ASSETS, INC.-- 16.7%--------      /                   /
/       ----------------                                           /                   /
/                       ---------------------                      /                   /
/                               /   /           83.35%             /                   /
/             ------------------    --------------------------     /               0.70%
/             /                                              /     /                   /
/             /51.36%                                ---------------------             /
/     -----------------------------------------------WESTERN INS. HOLDINGS             /
/     /       /                                      ---------------------             /
/     /       /                                              /                         /
/     /.73%   /                                              / 100%                    /
/     /       /                                              /                         /
/     /       /                                     -------------------------          /
/     /       /    ---------------------------------INSURANCE CO. OF THE WEST          /
/ ---------   /    /                                -------------------------          /
/ DHM Trust-/ /    /4.81%                                    /                         /
/           / /    /                                         / 100%                    /
/ --------- / /    /                                         /                         /
/           / /    /                                  ----------------------           /
/    1.12%  / /    / ---------- 0.07% ----------------EXPLORER INSURANCE CO.           /
/           / /    / /                                ----------------------           /
/           / /    / /                                                                 /
/           -----------------                                                          /
--------------WESTCORP-----------------------------------------------------------------
            -----------------
               /
               /  100%
               /
          -----------------
          WESTERN FINANCIAL
                BANK
          -----------------


                              Page 27 of 27 Pages